THE LAW OFFICE OF
CONRAD C. LYSIAK, P.S.
601 West First Avenue, Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX: (509) 747-1770
EMAIL: cclysiak@lysiaklaw.com

March 14, 2013

Mr. John Reynolds
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-3561

RE:	Idaho North Resources Corp.
Form S-1 Registration Statement
File No. 333-185140

Dear Mr. Reynolds:

In response to your letter of comments dated March 11, 2013, please be advised as follows:

Management’s Discussion and Analysis of Financial Condition and Results of Operations

1.         A discussion of the Company’s results of operations for the six months ended December 31, 2012 has been provided.

Financial Statements for the Quarters Ended December 31, 2012 and December 31, 2011

Notes to Financial Statements

3.  Stockholders’ Equity, Common Stock and Warrants

Warrants

2.         The Company confirms there were 2,925,000 warrants issued and outstanding on December 31, 2012 and the note 3 has been revised to reflect the foregoing.

Yours truly,

The Law Office of Conrad C. Lysiak, P.S.

BY:	CONRAD C. LYSIAK
Conrad C. Lysiak

CCL: hdw

cc: Idaho North Resources Corp.